UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR SUSPENSION OF THE DUTY TO FILE REPORTS UNDER SECTIONS 13 and 15 (d)
OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-34176

ASCENT CAPITAL GROUP, INC.
(Exact Name of Registrant as Specified in its Charter)

5251 DTC Parkway, Suite 1000 Greenwood Village, CO 80111 (303) 628-5600
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Series A Common Stock, par value $0.01 per share Series B Common Stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1) ☒ Rule 12g-4(a)(2) ☐ Rule 12h-3(b)(1)(i) ☒ Rule 12h-3(b)(1)(ii) ☐ Rule 15d-6 ☐ Rule 15d-22(b) ☐
Approximate number of holders of record as of the certification or notice date: Zero

Pursuant to the requirements of the Securities Exchange Act of 1934, Ascent Capital Group, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: September 6, 2019

ASCENT CAPITAL GROUP, INC.

By:	/s/ Fred A. Graffam
	Name:	Fred A. Graffam
	Title:	Senior Vice President and Chief Financial Officer